20 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

Report of Independent Public Accountants

To the Stockholders and the Board of Directors of Kaiser Aluminum Corporation:

We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income (loss) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                          ARTHUR ANDERSEN LLP

Houston, Texas

February 14, 1997





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 21

Kaiser Aluminum Corporation and Subsidiary Companies

Consolidated Balance Sheets

                                                                                      December 31,
                                                                                 ---------------------
(In millions of dollars, except share amounts)                                       1996         1995
------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                     $   81.3     $   21.9
   Receivables:
      Trade, less allowance for doubtful receivables of $4.7 in 1996 and
         $5.0 in 1995                                                               177.9        222.9
      Other                                                                          74.5         85.7
   Inventories                                                                      562.2        525.7
   Prepaid expenses and other current assets                                        127.8         76.6
                                                                                 --------     --------
      Total current assets                                                        1,023.7        932.8

Investments in and advances to unconsolidated affiliates                            168.4        178.2
Property, plant, and equipment-net                                                1,168.7      1,109.6
Deferred income taxes                                                               264.5        269.1
Other assets                                                                        308.7        323.5
                                                                                 --------     --------
      Total                                                                      $2,934.0     $2,813.2
                                                                                 ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                              $  189.7     $  184.5
   Accrued interest                                                                  35.6         32.0
   Accrued salaries, wages, and related expenses                                     95.4        105.3
   Accrued postretirement medical benefit obligation-current portion                 50.1         46.8
   Other accrued liabilities                                                        132.7        129.4
   Payable to affiliates                                                             97.0         94.2
   Long-term debt-current portion                                                     8.9          8.9
                                                                                 --------     --------
      Total current liabilities                                                     609.4        601.1

Long-term liabilities                                                               458.1        548.5
Accrued postretirement medical benefit obligation                                   722.5        734.0
Long-term debt                                                                      953.0        749.2
Minority interests                                                                  121.7        122.7
Commitments and contingencies
Stockholders' equity:
   Preferred stock, par value $.05, authorized 20,000,000 shares;
      PRIDES Convertible, par value $.05, issued and outstanding,
      8,673,850 in 1996 and 1995                                                       .4           .4
   Common stock, par value $.01, authorized 100,000,000 shares; issued and
      outstanding, 71,646,789 and 71,638,514 in 1996 and 1995                          .7           .7
   Additional capital                                                               531.1        530.3
   Accumulated deficit                                                             (460.1)      (459.9)
   Additional minimum pension liability                                              (2.8)       (13.8)
                                                                                 --------     --------
      Total stockholders' equity                                                     69.3         57.7
                                                                                 --------     --------
      Total                                                                      $2,934.0     $2,813.2
                                                                                 ========     ========


The accompanying notes to consolidated financial statements are an integral part of these statements.





22 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

Statements of Consolidated Income (Loss)

                                                                                       Year Ended December 31,
                                                                                 ---------------------------------
(In millions of dollars, except share amounts)                                       1996         1995        1994
------------------------------------------------------------------------------------------------------------------
Net sales                                                                        $2,190.5     $2,237.8    $1,781.5
                                                                                 --------     --------    --------
Costs and expenses:
   Cost of products sold                                                          1,869.1      1,798.4     1,625.5
   Depreciation                                                                      96.0         94.3        95.4
   Selling, administrative, research and development, and general                   127.6        134.5       116.8
                                                                                 --------     --------    --------
      Total costs and expenses                                                    2,092.7      2,027.2     1,837.7
                                                                                 --------     --------    --------
Operating income (loss):                                                             97.8        210.6       (56.2)

Other income (expense):
   Interest expense                                                                 (93.4)       (93.9)      (88.6)
   Other-net                                                                         (2.7)       (14.1)       (7.3)
                                                                                 --------     --------    --------

Income (loss) before income taxes, minority interests and extraordinary loss          1.7        102.6      (152.1)

Credit (provision) for income taxes                                                   9.3        (37.2)       53.8

Minority interests                                                                   (2.8)        (5.1)       (3.1)
                                                                                 --------     --------    --------
Income (loss) before extraordinary loss                                               8.2         60.3      (101.4)

Extraordinary loss on early extinguishment of debt, net
   of tax benefit of $2.9                                                                                     (5.4)
                                                                                 --------     --------    --------
Net income (loss)                                                                     8.2         60.3      (106.8)

Dividends on preferred stock                                                         (8.4)       (17.6)      (20.1)
                                                                                 --------     --------    --------
Net income (loss) available to common shareholders                               $   (0.2)    $   42.7    $ (126.9)
                                                                                 ========     ========    ========
Earnings (loss) per common and common equivalent share:
   Primary:
      Income (loss) before extraordinary loss                                    $    .00     $    .69    $  (2.09)
      Extraordinary loss                                                                                      (.09)
                                                                                 --------     --------    --------
      Net income (loss)                                                          $    .00     $    .69    $  (2.18)
                                                                                 ========     ========    ========
   Fully diluted                                                                              $    .72
                                                                                              ========
Weighted average common and common equivalent shares outstanding (000):
   Primary                                                                         71,644       62,264      58,139
                                                                                 ========     ========    ========

   Fully diluted                                                                                71,809
                                                                                              ========

The accompanying notes to consolidated financial statements are an integral part of these statements.





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 23

Kaiser Aluminum Corporation and Subsidiary Companies

Statements of Consolidated Cash Flows

                                                                                       Year Ended December 31,
                                                                                 ---------------------------------
(In millions of dollars)                                                           1996         1995        1994
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                                             $    8.2     $   60.3    $ (106.8)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used for) operating activities:
      Depreciation                                                                   96.0         94.3        95.4
      Amortization of excess investment over equity in unconsolidated
         affiliates                                                                  11.6         11.4        11.6
      Amortization of deferred financing costs and net discount on
         long-term debt                                                               5.6          5.4         6.2
      Undistributed equity in (income) losses of unconsolidated
         affiliates                                                                   3.0        (19.2)        1.9
      Minority interests                                                              2.8          5.1         3.1
      Decrease (increase) in receivables                                             51.8       (109.7)       36.4
      Increase in inventories                                                       (36.5)       (57.7)      (41.1)
      (Increase) decrease in prepaid expenses and other assets                      (39.5)        82.9       (60.6)
      Increase in accounts payable                                                    5.2         32.4        25.8
      Increase (decrease) in accrued interest                                         3.6          (.6)        9.3
      (Decrease) increase in payable to affiliates and accrued
         liabilities                                                                (62.9)        10.6        50.8
      Decrease in accrued and deferred income taxes                                 (36.5)        (7.4)      (68.8)
      Other                                                                           9.5         10.9        14.7
                                                                                 --------     --------    --------
           Net cash provided by (used for) operating activities                      21.9        118.7       (22.1)
                                                                                 --------     --------    --------

Cash flows from investing activities:
   Additions to property, plant, and equipment                                     (160.3)       (79.4)      (70.0)
   Investments in unconsolidated affiliates                                          (1.2)        (9.0)
   Other                                                                             17.2          8.6         4.1
                                                                                 --------     --------    --------
           Net cash used for investing activities                                  (144.3)       (79.8)      (65.9)
                                                                                 --------     --------    --------

Cash flows from financing activities:
   Borrowings (repayments) under revolving credit facility, net                     (13.1)         6.4      (181.3)
   Borrowings of long-term debt                                                     225.9                    223.6
   Repayments of long-term debt                                                      (9.0)       (11.8)       (9.0)
   Incurrence of financing costs                                                     (6.2)         (.8)      (19.2)
   Dividends paid                                                                   (10.5)       (20.8)      (14.8)
   Capital stock issued                                                                            1.2       100.1
   Redemption of minority interests' preference stock                                (5.3)        (8.8)       (8.5)
                                                                                 --------     --------    --------
           Net cash provided by (used for) financing activities                     181.8        (34.6)       90.9
                                                                                 --------     --------    --------
Net increase in cash and cash equivalents during the year                            59.4          4.3         2.9
Cash and cash equivalents at beginning of year                                       21.9         17.6        14.7
                                                                                 --------     --------    --------
Cash and cash equivalents at end of year                                         $   81.3     $   21.9    $   17.6
                                                                                 ========     ========    ========
Supplemental disclosure of cash flow information:
   Interest paid, net of capitalized interest                                    $   84.2     $   88.8    $   73.1
   Income taxes paid                                                                 22.7         35.7        16.0
   Tax allocation payments to (from) MAXXAM Inc.                                      1.1                     (3.9)


The accompanying notes to consolidated financial statements are an integral part of these statements.





24 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

Notes to Consolidated Financial Statements

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the statements of Kaiser Aluminum Corporation ("Kaiser" or the "Company") and its majority owned subsidiaries. The Company is a subsidiary of MAXXAM Inc. ("MAXXAM") and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC operates in all principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, and the manufacture of fabricated and semi- fabricated aluminum products. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina and primary aluminum to domestic and international third parties (see Note 10).

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties, with respect to such estimates and assumptions, are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company's consolidated financial position and results of operation.

Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated.

Certain reclassifications of prior-year information were made to conform to the current presentation.

CASH AND CASH EQUIVALENTS

The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

INVENTORIES

Substantially all product inventories are stated at last-in, first-out ("LIFO") cost, not in excess of market value. Replacement cost is not in excess of LIFO cost. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor, and manufacturing overhead, including depreciation. Inventories consist of the following:

                                                                                       December 31,
                                                                                  --------------------
                                                                                     1996         1995
------------------------------------------------------------------------------------------------------
Finished fabricated products                                                      $ 113.5      $  91.5
Primary aluminum and work in process                                                200.3        195.9
Bauxite and alumina                                                                 110.2        119.6
Operating supplies and repair and maintenance parts                                 138.2        118.7
                                                                                  -------      -------
                                                                                  $ 562.2      $ 525.7
                                                                                  =======      =======

DEPRECIATION

Depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of assets. The principal estimated useful lives of land improvements, buildings, and machinery and equipment are 8 to 25 years, 15 to 45 years, and 10 to 22 years, respectively.





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 25

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

STOCK-BASED COMPENSATION

The Company applies the intrinsic value method to account for a stock-based compensation plan whereby compensation cost is recognized only to the extent that the quoted market price of the stock at the measurement date exceeds the amount an employee must pay to acquire the stock. No compensation cost has been recognized for this plan as no stock options were granted in 1996 or 1995 and as the stock options granted in 1994 were at the market price (see Note 6).

OTHER INCOME (EXPENSE)

Other expense in 1996, 1995, and 1994 includes $3.1, $17.8, and $16.5 of pre-tax charges related principally to establishing additional: (i) litigation reserves for asbestos claims, net of estimated aggregate insurance recoveries, and (ii) environmental reserves for potential soil and ground water remediation matters, each pertaining to operations which were discontinued prior to the acquisition of the Company by MAXXAM in 1988.

DEFERRED FINANCING COSTS

Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing. Such amortization is included in interest expense.

FOREIGN CURRENCY

The Company uses the United States dollar as the functional currency for its foreign operations.

DERIVATIVE FINANCIAL INSTRUMENTS

Hedging transactions using derivative financial instruments are primarily designed to mitigate KACC's exposure to changes in prices for certain of the products which KACC sells and consumes and, to a lesser extent, to mitigate KACC's exposure to changes in foreign currency exchange rates. KACC does not utilize derivative financial instruments for trading or other speculative purposes. KACC's derivative activities are initiated within guidelines established by management and approved by KACC's and the Company's boards of directors. Hedging transactions are executed centrally on behalf of all of KACC's business segments to minimize transactions costs, monitor consolidated net exposures and allow for increased responsiveness to changes in market factors.

Most of KACC's hedging activities involve the use of option contracts (which establish a maximum and/or minimum amount to be paid or received) and forward sales contracts (which effectively fix or lock-in the amount KACC will pay or receive). Option contracts typically require the payment of an up-front premium in return for the right to receive the amount (if any) by which the price at the settlement date exceeds the strike price. Any interim fluctuations in prices prior to the settlement date are deferred until the settlement date of the underlying hedged transaction, at which point they are reflected in net sales or cost of sales (as applicable) together with the related premium cost. Forward sales contracts do not require an up-front payment and are settled by the receipt or payment of the amount by which the price at the settlement date varies from the contract price. No accounting recognition is accorded to interim fluctuations in prices of forward sales contracts.

KACC has established margin accounts and credit limits with certain counterparties related to open forward sales and option contracts. When unrealized gains or losses are in excess of such credit limits, KACC is entitled to receive advances from the counterparties on open positions or is required to make margin deposits to counterparties, as the case may be. At December 31, 1996, KACC had received $13.0 of margin advances from counterparties. At December 31, 1995, KACC had neither received nor made any margin deposits. Management considers credit risk related to possible failure of the counterparties to perform their obligations pursuant to the derivative contracts to be minimal.





26 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

Deferred gains or losses as of December 31, 1996, are included in Prepaid expenses and other current assets and Other accrued liabilities (See Note 9).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates the fair value of its outstanding indebtedness to be $1,006.9 and $806.3 at December 31, 1996, and 1995, respectively, based on quoted market prices for KACC's 97/8% Senior Notes due 2002 (the "97/8% Notes") and 123/4% Senior Subordinated Notes due 2003 (the "123/4% Notes"), the issuance price of the 107/8% Notes (as defined in Note 4), and the discounted future cash flows for all other indebtedness, using the current rate for debt of similar maturities and terms. The Company believes that the carrying amount of other financial instruments is a reasonable estimate of their fair value, unless otherwise noted.

EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

Primary--Earnings (loss) per common and common equivalent share are computed by deducting preferred stock dividends from net income (loss) in order to determine net income (loss) available to common shareholders. This amount is then divided by the weighted average number of common and common equivalent shares outstanding during the period. The weighted average number of common and common equivalent shares outstanding for the year ended December 31, 1996, excludes the impact of outstanding stock options since they were antidilutive. The impact of outstanding stock options on weighted average number of common and common equivalent shares on the other periods presented was immaterial.

Fully Diluted--The Company's 8.255% PRIDES, Convertible Preferred Stock ("PRIDES") were excluded from the calculation of the weighted average number of common and common equivalent shares outstanding for all periods presented because they were antidilutive. For the year ended December 31, 1995, dividends of $9.2 attributable to the Company's Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares") which were exchanged for approximately
13.1 million shares of the Company's Common Stock and certain cash payments on September 19, 1995, have not been deducted from net income and the weighted average number of common and common equivalent shares outstanding have been adjusted to reflect the shares of common stock issued in the exchange as if they had been outstanding for the entire period. As a result of the conversion of the Series A Shares, fully diluted earnings per share for the 1995 periods are presented even though the results are antidilutive.

2.    INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey Aluminium Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations is treated as a reduction (increase) in cost of products sold. At December 31, 1996 and 1995, KACC's net receivables from these affiliates were not material.





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 27

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

SUMMARY OF COMBINED FINANCIAL POSITION

                                                                                                     December 31,
                                                                                               -------------------
                                                                                                  1996        1995
------------------------------------------------------------------------------------------------------------------
Current assets                                                                                 $ 450.3     $ 429.0
Long-term assets (primarily property, plant, and equipment, net)                                 364.7       370.1
                                                                                               -------     -------
   Total assets                                                                                $ 815.0     $ 799.1
                                                                                               =======     =======

Current liabilities                                                                            $ 116.9     $ 125.4
Long-term liabilities (primarily long-term debt)                                                 386.7       367.4
Stockholders' equity                                                                             311.4       306.3
                                                                                               -------     -------
   Total liabilities and stockholders' equity                                                  $ 815.0     $ 799.1
                                                                                               =======     =======

SUMMARY OF COMBINED OPERATIONS

                                                                                        Year Ended December 31,
                                                                                  --------------------------------
                                                                                     1996         1995        1994
------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $ 660.5      $ 685.9     $ 489.8
Costs and expenses                                                                 (631.5)      (618.7)     (494.8)
Provision for income taxes                                                           (8.7)       (18.7)       (6.3)
                                                                                  -------      -------     -------
Net income (loss)                                                                 $  20.3      $  48.5     $ (11.3)
                                                                                  =======      =======     =======
Company's equity in income (loss)                                                 $   8.8      $  19.2     $  (1.9)
                                                                                  =======      =======     =======
Dividends received                                                                $  11.8
                                                                                  =======

The Company's equity in income (loss) differs from the summary net income
(loss) due to various percentage ownerships in the entities and equity method accounting adjustments. At December 31, 1996, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $42.0 which amount will be fully amortized over the next four years.

The Company and its affiliates have interrelated operations. KACC provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $281.6, $284.4, and $219.7 in the years ended December 31, 1996, 1995, and
1994, respectively.

3.    PROPERTY, PLANT, AND EQUIPMENT

The major classes of property, plant, and equipment are as follows:

                                                                                      December 31,
                                                                                 ---------------------
                                                                                     1996         1995
------------------------------------------------------------------------------------------------------
Land and improvements                                                            $  157.5     $  151.8
Buildings                                                                           216.0        198.5
Machinery and equipment                                                           1,441.1      1,337.6
Construction in progress                                                             84.7         59.6
                                                                                 --------     --------
                                                                                  1,899.3      1,747.5
Accumulated depreciation                                                            730.6        637.9
                                                                                 --------     --------
   Property, plant, and equipment, net                                           $1,168.7     $1,109.6
                                                                                 ========     ========





28 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

4.    LONG-TERM DEBT

Long-term debt and its maturity schedule are as follows:

                                                                                                        December 31,
                                                                                             2002     ----------------
                                                                                              and       1996      1995
                                                   1997    1998    1999     2000     2001   After      Total     Total
----------------------------------------------------------------------------------------------------------------------
Credit Agreement                                                                                                $ 13.1
9-7/8% Senior Notes due 2002, net                                                          $224.0     $224.0     223.8
10-7/8% Senior Notes due 2006, net                                                          225.9      225.9
Alpart CARIFA Loan - Series A, due 2008
   (variable rates)                                                                          38.0       38.0      38.0
Alpart CARIFA Loan - Series B, due 2007 (8.25%)                                              22.0       22.0      22.0
12-3/4% Senior Subordinated Notes due 2003                                                  400.0      400.0     400.0
Other borrowings (fixed and variable rates)      $  8.9  $  9.1  $   .4   $   .4   $   .4    32.8       52.0      61.2
                                                 ------  ------  ------   ------   ------  ------     ------    ------
Total                                            $  8.9  $  9.1  $   .4   $   .4   $   .4  $942.7      961.9     758.1
                                                 ======  ======  ======   ======   ======  ======
Less current portion                                                                                     8.9       8.9
                                                                                                      ------    ------
   Long-term debt                                                                                     $953.0    $749.2
                                                                                                      ======    ======


CREDIT AGREEMENT

In February 1994, the Company and KACC entered into a credit agreement (as amended, the "Credit Agreement") which provides a $325.0 five-year secured, revolving line of credit. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $325.0 or a borrowing base relating to eligible accounts receivable plus eligible inventory. As of December 31, 1996, $269.7 (of which $71.9 could have been used for letters of credit) was available to KACC under the Credit Agreement. The Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. Interest on outstanding balances will bear a premium (which varies based on the results of a financial test) over either a base rate or LIBOR at the Company's option.

1996 ISSUANCES

During the fourth quarter of 1996, KACC sold a total of $225.0 principal amount of two separate series of 10 7/8% Senior Notes due 2006 (the "10 7/8% Notes") in separate transactions. A net premium of $.9 was realized from the issuance of the 10 7/8% Notes. The 10 7/8% Notes rank pari passu in right and priority of payment with the indebtedness under the Credit Agreement and the 9 7/8% Notes and are guaranteed on a senior, unsecured basis by certain of KACC's subsidiaries.

LOAN COVENANTS AND RESTRICTIONS

The Credit Agreement requires KACC to comply with certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. The Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding KACC's Gramercy alumina plant and Nevada Micromill); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 29

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

The obligations of KACC with respect to its 9 7/8% Notes, its 10 7/8% Notes and its 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the 9 7/8% Notes, the 10 7/8% Notes and the 12 3/4% Notes (collectively, the "Indentures") restrict, among other things, KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Further, the Indentures provide that KACC must offer to purchase the 9 7/8% Notes, the 10 7/8% Notes and the 12 3/4% Notes, respectively, upon the occurrence of a Change of Control (as defined therein), and the Credit Agreement provides that the occurrence of a Change in Control (as defined therein) shall constitute an Event of Default thereunder.

Under the most restrictive of the covenants in the Indentures and the Credit Agreement, neither the Company nor KACC currently is permitted to pay dividends on its common stock.

In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA"). Pursuant to the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined in applicable laws. Alpart has also agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by the Company's minority partner in Alpart).

RESTRICTED NET ASSETS OF SUBSIDIARIES

Certain debt instruments restrict the ability of KACC to transfer assets, make loans and advances, and pay dividends to the Company. The restricted net assets of KACC totaled $56.1 and $24.0 at December 31, 1996 and 1995, respectively.

CAPITALIZED INTEREST

Interest capitalized in 1996, 1995, and 1994 was $4.9, $2.8, and $2.7, respectively.

EXTRAORDINARY ITEM

The Company recorded a pre-tax extraordinary loss of $5.4 (net of $2.9 of deferred income taxes provided at a rate which approximates the federal statutory rate) in the first quarter of 1994 when the Company entered into the Credit Agreement, as a result of the write-off of unamortized deferred financing costs related to the previous credit agreement.

5.    INCOME TAXES

Income (loss) before income taxes, minority interests and extraordinary loss by geographic area is as follows:

                                                                                  Year Ended December 31,
                                                                             -------------------------------
                                                                                 1996       1995       1994
------------------------------------------------------------------------------------------------------------
Domestic                                                                     $  (45.8)  $  (55.9)  $ (168.4)
Foreign                                                                          47.5      158.5       16.3
                                                                             --------   --------   --------
   Total                                                                     $    1.7   $  102.6   $ (152.1)
                                                                             ========   ========   ========

Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.





30 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

The credit (provision) for income taxes on income (loss) before income taxes, minority interests and extraordinary loss consists of:

                                                                  Federal      Foreign      State      Total
------------------------------------------------------------------------------------------------------------
1996  Current                                                     $ (1.6)      $(21.8)    $  (.1)    $(23.5)
      Deferred                                                       8.6          7.6       16.6       32.8
                                                                  ------       ------     ------     ------
           Total                                                  $  7.0       $(14.2)    $ 16.5     $  9.3
                                                                  ======       ======     ======     ======

1995  Current                                                     $ (4.3)      $(40.2)    $  (.1)    $(44.6)
      Deferred                                                      15.2         (4.9)      (2.9)       7.4
                                                                  ------       ------     ------     ------
           Total                                                  $ 10.9       $(45.1)    $ (3.0)    $(37.2)
                                                                  ======       ======     ======     ======

1994  Current                                                                  $(18.0)    $  (.1)    $(18.1)
      Deferred                                                    $ 71.2           .6         .1       71.9
                                                                  ------       ------     ------     ------
           Total                                                  $ 71.2       $(17.4)    $   .0     $ 53.8
                                                                  ======       ======     ======     ======


The 1994 federal deferred credit for income taxes of $71.2 includes $29.3 for the benefit of operating loss carryforwards generated in 1994.

A reconciliation between the credit (provision) for income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes, minority interest and extraordinary loss is as follows:

                                                                      Year Ended December 31,
                                                                   ------------------------------
                                                                   1996         1995       1994
-------------------------------------------------------------------------------------------------
Amount of federal income tax credit (provision)
   based on the statutory rate                                    $  (.6)      $(35.9)     $53.2
Revision of prior years' tax estimates and other
   changes in valuation allowances                                  10.0          1.5         .2
Percentage depletion                                                 3.9          4.2        5.6
Foreign taxes, net of federal tax benefit                           (5.5)        (5.4)      (5.3)
Other                                                                1.5         (1.6)        .1
                                                                  ------       ------      -----
Credit (provision) for income taxes                                $ 9.3       $(37.2)     $53.8
                                                                  ======       ======      =====


Included in revision of prior years' tax estimates and other changes in valuation allowances for 1996 shown above is $9.8 related to the resolution of certain income tax matters in the fourth quarter of 1996.





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 31

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

The components of the Company's net deferred income tax assets are as follows:

                                                                       December 31,
                                                                 ---------------------
                                                                    1996         1995
--------------------------------------------------------------------------------------
Deferred income tax assets:
Postretirement benefits other than pensions                      $ 290.5      $ 289.9
Loss and credit carryforwards                                      135.1        156.1
Other liabilities                                                  157.6        163.8
Other                                                               86.7         66.2
Valuation allowances                                              (127.2)      (128.5)
                                                                 -------      -------
      Total deferred income tax assets-net                         542.7        547.5
                                                                 -------      -------

Deferred income tax liabilities:
   Property, plant, and equipment                                 (160.9)      (179.8)
   Other                                                           (72.6)       (75.9)
                                                                 -------      -------
      Total deferred income tax liabilities                       (233.5)      (255.7)
                                                                 -------      -------
Net deferred income tax assets                                   $ 309.2      $ 291.8
                                                                 =======      =======

The principal component of the Company's net deferred income tax asset is the tax benefit, net of certain valuation allowances, associated with the accrued liability for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a 30- to 40-year period. If such deductions create or increase a net operating loss in any one year, the Company has the ability to carry forward such loss for 15 taxable years. For these reasons, the Company believes that a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized.

A substantial portion of the valuation allowances provided by the Company relates to loss and credit carryforwards. To determine the proper amount of valuation allowances with respect to these carryforwards, the Company evaluated all appropriate factors, including any limitations concerning their use and the year the carryforwards expire, as well as the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes, based on the cyclical nature of its business, its history of operating earnings, and its expectations for future years, that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided.

As of December 31, 1996 and 1995, $69.7 and $53.5, respectively, of the net deferred income tax assets listed above are included on the Consolidated Balance Sheets in the caption entitled Prepaid expenses and other current assets. Certain other portions of the deferred income tax liabilities listed above are included on the Consolidated Balance Sheets in the captions entitled Other accrued liabilities and Long-term liabilities.

The Company and its subsidiaries file consolidated federal income tax returns. For the period from October 28, 1988 through June 30, 1993, the Company and its subsidiaries were included in the consolidated federal income tax returns of MAXXAM. Payments or refunds for periods ended prior to July 1, 1993, may still be required by or payable to the Company or KACC pursuant to their respective tax allocation agreements with MAXXAM due to the final resolution of audits, amended returns, and related matters. However, the Credit Agreement prohibits the payment by KACC to MAXXAM of any amounts due under KACC's tax allocation agreement with MAXXAM (the "KACC Tax Allocation Agreement"), except for certain payments that are required as a result of audits and only to the extent of any amounts paid after February 17, 1994, by MAXXAM to KACC under the KACC Tax





32 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

Allocation Agreement. The respective tax allocation agreements of the Company and KACC with MAXXAM terminated pursuant to their terms, effective for taxable periods beginning after June 30, 1993.

The following table presents the Company's tax attributes for federal income tax purposes as of December 31, 1996. The utilization of certain of these tax attributes is subject to limitations:

                                                                             Expiring
                                                                              Through
-------------------------------------------------------------------------------------
Regular tax attribute carryforwards:
   Net operating losses                                           $ 36.0         2010
   General business tax credits                                     23.1         2010
   Foreign tax credits                                              68.5         2001
   Alternative minimum tax credits                                  19.9   Indefinite
Alternative minimum tax attribute carryforwards:
   Net operating losses                                           $ 26.6         2010
   Foreign tax credits                                              72.2         2001

6.    EMPLOYEE BENEFIT AND INCENTIVE PLANS

RETIREMENT PLANS

Retirement plans are non-contributory for salaried and hourly employees and generally provide for benefits based on a formula which considers length of service and earnings during years of service. The Company's funding policies meet or exceed all regulatory requirements.

The funded status of the employee pension benefit plans and the corresponding amounts that are included in the Company's Consolidated Balance Sheets are as follows:

                                                                Plans with Accumulated
                                                             Benefits Exceeding Assets(1)
                                                                      December 31,
                                                                 ------------------------
                                                                    1996             1995
-----------------------------------------------------------------------------------------
Accumulated benefit obligation:
   Vested employees                                              $ 737.7          $ 753.0
   Nonvested employees                                              38.5             28.7
                                                                 -------          -------
   Accumulated benefit obligation                                  776.2            781.7
Additional amounts related to projected salary increases            40.0             34.2
                                                                 -------          -------
Projected benefit obligation                                       816.2            815.9
Plan assets (principally common stocks and fixed income
   obligations) at fair value                                     (662.0)          (592.3)
                                                                 -------          -------
Plan assets less than projected benefit obligation                 154.2            223.6
Unrecognized net losses                                            (13.6)           (54.7)
Unrecognized net obligations                                         (.4)             (.5)
Unrecognized prior-service cost                                    (26.9)           (28.2)
Adjustment required to recognize minimum liability                  13.7             49.8
                                                                 -------          -------
Accrued pension obligation included in the Consolidated
   Balance Sheets (principally in Long-term liabilities)         $ 127.0          $ 190.0
                                                                 =======          =======

(1) Includes plans with assets exceeding accumulated benefits by approximately $.3 and $.1 in 1996 and 1995, respectively.





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 33

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

As required by Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, the Company recorded an after-tax credit (charge) to equity of $11.0 and $(4.7) at December 31, 1996 and 1995, respectively, for the deficit (excess) of the minimum liability over the unrecognized net obligation and prior-service cost. These amounts were recorded net of the related income tax (provision) credit of $(6.5) and $2.8 as of December 31, 1996 and 1995, respectively, which approximated the federal and state statutory rates.

The components of net periodic pension cost are:

                                                                       Year Ended December 31,
                                                                 --------------------------------
                                                                    1996         1995       1994
-------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                 $  12.9      $  10.0    $  11.2
Interest cost on projected benefit obligation                       60.0         59.8       57.3
Return on assets:
  Actual gain                                                      (89.8)      (112.2)       (.8)
  Deferred gain (loss)                                              34.8         64.6      (53.0)
Net amortization and deferral                                        5.5          4.2        4.1
                                                                 -------      -------    -------
Net periodic pension cost                                        $  23.4      $  26.4    $  18.8
                                                                 =======      =======    =======

Assumptions used to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year are:

                                                                    1996         1995       1994
------------------------------------------------------------------------------------------------
Discount rate                                                      7.75%         7.5%       8.5%
Expected long-term rate of return on assets                         9.5%         9.5%       9.5%
Rate of increase in compensation levels                             5.0%         5.0%       5.0%

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company and its subsidiaries provide postretirement health care and life insurance benefits to eligible retired employees and their dependents. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company or its subsidiaries. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. The Company reserves the right, subject to applicable collective bargaining agreements, to amend or terminate these benefits.

In 1995, the Company adopted the Kaiser Aluminum Medicare Program ("KAMP"). KAMP is mandatory for all salaried retirees over 65 and for United Steelworkers of America ("USWA") retirees who retire after December 31, 1995, when they become 65, and voluntary for other hourly retirees of the Company's operations in the states of California, Louisiana, Pennsylvania, Rhode Island, and Washington.





34 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

The Company's accrued postretirement benefit obligation is composed of the following:

                                                                      December 31,
                                                                 --------------------
                                                                    1996         1995
-------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                      $ 498.7      $ 557.6
   Active employees eligible for postretirement benefits            36.7         30.7
   Active employees not eligible for postretirement benefits        67.4         61.1
                                                                 -------      -------
   Accumulated postretirement benefit obligation                   602.8        649.4
Unrecognized net gains                                              71.3         20.5
Unrecognized gains related to prior-service costs                   98.5        110.9
                                                                 -------      -------
Accrued postretirement benefit obligation                        $ 772.6      $ 780.8
                                                                 =======      =======

The components of net periodic postretirement benefit cost are:

                                                                     Year Ended December 31,
                                                                    1996         1995       1994
-------------------------------------------------------------------------------------------------
Service cost                                                     $   3.8      $   4.5    $   8.2
Interest cost                                                       46.9         52.3       56.9
Amortization of prior service cost                                 (12.4)        (8.9)      (3.2)
                                                                 -------      -------    -------
Net periodic postretirement benefit cost                         $  38.3      $  47.9    $  61.9
                                                                 =======      =======    =======



The 1997 annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for non-HMO are 8.0% and 6.0% for retirees under 65 and over 65, respectively, and 5.5% for HMO at all ages. Non-HMO rates are assumed to decrease gradually to 5.5% in 2004 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1996, by approximately $60.4 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by approximately $6.1. The weighted average discount rate used to determine the accumulated postretirement benefit obligation at December 31, 1996 and 1995, was 7.75% and 7.5%, respectively.

POSTEMPLOYMENT BENEFITS

The Company provides certain benefits to former or inactive employees after employment but before retirement.





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 35

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

INCENTIVE PLANS

In 1993, the Company adopted the Kaiser 1993 Omnibus Stock Incentive Plan (the "1993 Incentive Plan"). A total of 2,500,000 shares of the Company's Common Stock were reserved for awards or for payment of rights granted under the 1993 Incentive Plan, of which 572,254 shares were available to be awarded at December 31, 1996. During 1994, under the 1993 Incentive Plan, 102,564 restricted shares, which are now fully vested, were distributed to two Company executives. Compensation expense recognized during 1996, 1995 and 1994 associated with the 1993 Incentive Plan and a prior long-term incentive plan (the "LTIP") was approximately $.7, $1.4 and $2.2, respectively.

In 1994, the Compensation Committee of the Board of Directors approved the award of "nonqualified stock options" to certain members of management. These options generally vest at the rate of 25% per year. Information relating to nonqualified stock option activity is shown below. The weighted average price per share is shown parenthetically.

                                                                    1996         1995       1994
-------------------------------------------------------------------------------------------------
Outstanding at beginning of year ($10.32, $9.85
   and $7.55)                                                    926,085    1,119,680    664,400
Granted ($12.75)                                                                         494,800
Exercised ($8.99, $7.32 and $7.25)                                (8,275)    (155,500)    (6,920)
Expired or forfeited ($10.45, $8.88 and $7.46)                   (27,415)     (38,095)   (32,600)
                                                                --------   ----------  ---------
Outstanding at end of year ($10.33, $10.32 and $9.85)            890,395      926,085  1,119,680
                                                                ========   ==========  =========
Exercisable at end of year ($10.47, $10.73 and $7.57)            436,195      211,755    120,180
                                                                ========   ==========  =========

In 1995, the Company adopted the Kaiser Aluminum Total Compensation System, an unfunded incentive compensation program. The program provides incentive pay based on performance against annual plans and over rolling three-year periods. KACC also has a defined contribution plan for salaried employees. The Company's expense for these plans was $(2.1), $11.9 and $6.1 for the years ended December 31, 1996, 1995, and 1994, respectively.




36 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)

7.    STOCKHOLDERS' EQUITY AND MINORITY INTERESTS

Changes in stockholders' equity and minority interests were:

                                          Minority Interests                     Stockholders' Equity
                                       ----------------------  ---------------------------------------------------------
                                                                                                              Additional
                                       Redeemable                                                   Accu-        Minimum
                                       Preference              Preferred     Common  Additional     mulated      Pension
                                            Stock       Other      Stock      Stock     Capital     Deficit    Liability
------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                 $ 33.6      $ 71.4     $   .2     $   .6      $425.9     $(375.7)      $(21.6)
   Net loss                                                                                          (106.8)
   Redeemable preference stock:
      Accretion                               4.0
      Stock redemption                       (8.5)
   Common stock issued                                                                      2.2
   Preferred stock issued                                             .4                   99.7
   Dividends on preferred stock                                                                       (20.1)
   Minority interests                                    15.7
   Reduction of minimum pension
    liability                                                                                                       12.5
                                           ------      ------     ------     ------      ------     -------       ------
BALANCE, DECEMBER 31, 1994                   29.1        87.1         .6         .6       527.8      (502.6)        (9.1)
   Net income                                                                                          60.3
   Redeemable preference stock:
      Accretion                               3.9
      Stock redemption                       (8.7)
      Stock repurchase                        5.4
   Conversions (1,222 preference
      shares into cash)                                   (.1)
   Common stock issued upon redemption
      and conversion of preferred stock                              (.2)        .1         1.1
   Dividends on preferred stock                                                                       (17.6)
   Minority interests                                     6.0
   Incentive plans accretion                                                                1.4
   Additional minimum pension
      liability                                                                                                     (4.7)
                                           ------      ------     ------     ------      ------     -------       ------
BALANCE, DECEMBER 31, 1995                   29.7        93.0         .4         .7       530.3      (459.9)       (13.8)
   Net Income                                                                                           8.2
   Redeemable preference stock:
      Accretion                               3.1
      Stock redemption                       (5.3)
   Common stock issued upon redemption
      and conversion of preferred stock                                                      .1
   Dividends on preferred stock                                                                        (8.4)
   Minority interests                                     1.2
   Incentive plan accretion                                                                  .7
   Reduction of minimum pension
      liability                                                                                                     11.0
                                           ------      ------     ------     ------      ------     -------       ------
BALANCE, DECEMBER 31, 1996                 $ 27.5      $ 94.2     $   .4     $   .7      $531.1     $(460.1)      $ (2.8)
                                           ======      ======     ======     ======      ======     =======       ======





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 37

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

REDEEMABLE PREFERENCE STOCK

In 1985, KACC issued its Cumulative (1985 Series A) Preference Stock and its Cumulative (1985 Series B) Preference Stock (together, the "Redeemable Preference Stock") each of which has a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any. No additional Redeemable Preference Stock is expected to be issued. Holders of the Redeemable Preference Stock are entitled to an annual cash dividend of $5 per share, or an amount based on a formula tied to KACC's pre-tax income from aluminum operations, when and as declared by the Board of Directors.

The carrying values of the Redeemable Preference Stock are increased each year to recognize accretion between the fair value (at which the Redeemable Preference Stock was originally issued) and the redemption value. Changes in Redeemable Preference Stock are shown below.

                                                                      1996         1995         1994
-----------------------------------------------------------------------------------------------------
Shares:
  Beginning of year                                                737,363      912,167    1,081,548
  Redeemed                                                        (102,679)    (174,804)    (169,381)
                                                                 ---------     --------    ---------
  End of year                                                      634,684      737,363      912,167
                                                                 =========     ========    =========


Redemption fund agreements require KACC to make annual payments by March 31 of the subsequent year based on a formula tied to consolidated net income until the redemption funds are sufficient to redeem all of the Redeemable Preference Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. KACC also has certain additional repurchase requirements which are, among other things, based upon profitability tests.

The Redeemable Preference Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Redeemable Preference Stock restricts the ability of KACC to redeem or pay dividends on common stock if KACC is in default on any dividends payable on Redeemable Preference Stock.

PREFERENCE STOCK

KACC has four series of $100 par value Cumulative Convertible Preference Stock ("$100 Preference Stock") with annual dividend requirements of between 4 1/8% and 4 3/4%. KACC has the option to redeem the $100 Preference Stock at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stock.

The $100 Preference Stock can be exchanged for per share cash amounts between $69 - $80. KACC records the $100 Preference Stock at their exchange amounts for financial statement presentation and the Company includes such amounts in minority interests. At December 31, 1996, and 1995, outstanding shares of $100 Preference Stock were 21,630 and 22,214, respectively.

PREFERRED STOCK

Series A Convertible--In 1993, Kaiser issued 19,382,950 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). On September 19, 1995, the Company redeemed all 1,938,295 Series A Shares, which resulted in the simultaneous redemption of all Depositary Shares in exchange for (i) 13,126,521 shares of the Company's





38 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

Common Stock and (ii) $2.8 in cash in satisfaction of all accrued and unpaid dividends up to and including the day immediately prior to the redemption date and any fractional shares of common stock that would have otherwise been issuable.

PRIDES Convertible--In the first quarter of 1994, the Company consummated the public offering of 8,855,550 shares of the PRIDES. The net proceeds from the sale of the shares of PRIDES were approximately $100.1. The Company used such net proceeds to make non-interest bearing loans to KACC in the aggregate principal amount of $33.2 (the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until December 31, 1997, the date on which the outstanding PRIDES will be mandatorily converted into shares of the Company's Common Stock), evidenced by intercompany notes, and used the balance of such net proceeds to make capital contributions to KACC in the aggregate amount of $66.9. Holders of shares of PRIDES are entitled to receive (when, as, and if the Board of Directors declares dividends on the PRIDES) cumulative preferential cash dividends at a rate per annum of 8.255% of the per share offering price (equivalent to $.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of the Company's Common Stock and together with the holders of any other classes or series of stock who are entitled to vote in such manner on all matters submitted to a vote of common stockholders.

On December 31, 1997, unless either previously redeemed by the Company or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into one share of the Company's Common Stock, subject to adjustment in certain events, and the right to receive an amount in cash equal to all accrued and unpaid dividends thereon.

At any time and from time to time after December 31, 1996, the Company may redeem any or all of the outstanding shares of PRIDES. The number of shares of the Company's Common Stock a holder will receive upon redemption will vary depending on a formula and the market price of the Company's Common Stock from time to time, but in no event will be less than .8333 of a share of Common Stock, subject to adjustment in certain events. At any time prior to December 31, 1997, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of Common Stock (equivalent to a conversion price of $14.10 per share of Common Stock), subject to adjustment in certain events. The value of the shares received by a holder will vary depending on the market price of the Company's Common Stock.

PLEDGED SHARES

At December 31, 1996, 27,938,250 shares of the Company's Common Stock (the "Pledged Shares") beneficially owned by MAXXAM Group Holdings Inc. ("MGHI"), a wholly owned subsidiary of MAXXAM, were pledged as security for debt of MAXXAM Group Inc. ("MGI"), a wholly owned subsidiary of MGHI, consisting of $100.0 aggregate principal amount of 11 1/4% Senior Secured Notes due 2003 and $125.7 aggregate principal amount of 12 1/4% Senior Secured Discount Notes due 2003 (collectively the "MGI Secured Debt"). Additionally, up to 16,055,000 of the Pledged Shares are to be pledged by MGHI as security for $130.0 principal amount of 12% Senior Secured Notes due 2003 issued in December 1996 by MGHI, if any of the Pledged Shares are released as security for the MGI Secured Debt by reason of an early retirement of such indebtedness (other than by a refinancing).

PROPOSED RECAPITALIZATION

On February 5, 1996, the Company announced that it filed with the Securities and Exchange Commission ("SEC") a preliminary proxy statement relating to a proposed recapitalization and a special meeting of stockholders to consider and vote upon the proposal. The proposed recapitalization would have: (i) provided for two classes of





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 39

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

common stock: Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share; (ii) redesignated as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorize an additional 250 million shares to be designated as Common Stock; and (iii) changed each issued share of the Company's existing common stock, par value $.01 per share, into (a) .33 of a Class A Common Share and (b) .67 of a share of Common Stock. Although approved by the Company's stockholders, the proposed recapitalization was not implemented and was ultimately abandoned as a result of an unfavorable court ruling in a suit that had challenged the plan. The decision to abandon the proposed recapitalization does not preclude a recapitalization from being proposed to the Company's stockholders in the future.

8.    COMMITMENTS AND CONTINGENCIES

COMMITMENTS

KACC has a variety of financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see
Note 9), letters of credit, and guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1996, is $94.4, of which approximately $12.0 is due in each of 2000 and 2001 with the balance being due thereafter. KACC's share of payments, including operating costs and certain other expenses under the agreements, has ranged between $110.0-$120.0 over the past three years. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

Minimum rental commitments under operating leases at December 31, 1996, are as follows: years ending December 31, 1997- $23.2; 1998-$25.8; 1999-$30.7;
2000-$27.6; 2001-$27.2; thereafter-$160.3. The future minimum rentals receivable under noncancelable subleases was $46.7 at December 31, 1996.

Rental expenses were $29.6, $29.0, and $26.8, for the years ended December 31, 1996, 1995, and 1994, respectively.

ENVIRONMENTAL CONTINGENCIES

The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 1996, 1995, and 1994:

                                                                    1996         1995       1994
-------------------------------------------------------------------------------------------------
Balance at beginning of period                                   $  38.9      $  40.1    $  40.9
Additional amounts                                                   3.2          3.3        2.8
Less expenditures                                                   (8.8)        (4.5)      (3.6)
                                                                 -------      -------    -------
Balance at end of period                                         $  33.3      $  38.9    $  40.1
                                                                 =======      =======    =======





40 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 for the years 1997 through 2001 and an aggregate of approximately $6.0 thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $24.0 and that, subject to further regulatory review and approval, the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

ASBESTOS CONTINGENCIES

KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years.

The following table presents the changes in number of such claims pending for the years ended December 31, 1996, 1995, and 1994.

                                                                    1996         1995       1994
-------------------------------------------------------------------------------------------------
Number of claims at beginning of period                           59,700       25,200     23,400
Claims received                                                   21,100       41,700     14,300
Claims settled or dismissed                                       (9,700)      (7,200)   (12,500)
                                                                 -------      -------   --------
Number of claims at end of period                                 71,100       59,700     25,200
                                                                 =======      =======   ========



A substantial portion of the asbestos-related claims that were filed and served on KACC during 1995 and 1996 were filed in Texas. KACC has been advised by its counsel that, although there can be no assurance, the increase in pending claims may have been attributable in part to tort reform legislation in Texas. Although asbestos-related claims are currently exempt from certain aspects of the Texas tort reform legislation, management has been advised that efforts to remove the asbestos-related exemption in the tort reform legislation relating to the doctrine of forum non conveniens, as well as other developments in the legislative and legal environment in Texas, may be responsible for the accelerated pace of new claims experienced in late 1995 and its continuance in 1996, albeit at a somewhat reduced rate.

Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 41

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)

prior timing and amounts of asbestos-related payments, and the advice of Wharton Levin Ehrmantraut Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an estimated asbestos-related cost accrual of $136.7, before consideration of insurance recoveries, is included primarily in Long-term liabilities at December 31, 1996. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial. The Company estimates that annual future cash payments in connection with such litigation will be approximately $8.0 to $17.0 for each of the years 1997 through 2001, and an aggregate of approximately $80.0 thereafter.

The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges LLP with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $109.8, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1996.

Management continues to monitor claims activity, the status of lawsuits (including settlement initiatives), legislative progress, and costs incurred in order to ascertain whether an adjustment to the existing accruals should be made to the extent that historical experience may differ significantly from the Company's underlying assumptions. While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

OTHER CONTINGENCIES

The Company or KACC is involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

9.    DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

At December 31, 1996, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, (based on an average price of $1,610 per ton ($.73 per pound) of primary aluminum), natural gas and fuel oil forward purchase and option contracts, and forward foreign exchange contracts, was approximately $10.5. However, increases in the price of primary aluminum during January 1997 caused KACC's net hedging position at January 31, 1997, to change to an unrealized loss of approximately $2.2. Any gains or losses on the derivative contracts utilized in KACC's hedging activities are offset by losses or gains, respectively, on the transactions being hedged.





42 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

ALUMINA AND ALUMINUM

The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. Primary aluminum prices have historically been subject to significant cyclical price fluctuations. Alumina prices as well as fabricated aluminum product prices (which vary considerably among products) are significantly influenced by changes in the price of primary aluminum but generally lag behind primary aluminum price changes by up to three months. During the period January 1, 1993 through December 31, 1996, the Average Midwest United States transaction price for primary aluminum has ranged from approximately $.50 to $1.00 per pound.

From time to time in the ordinary course of business, KACC enters into hedging transactions to provide price risk management in respect of the net exposure of earnings resulting from (i) anticipated sales of alumina, primary aluminum and fabricated aluminum products, less (ii) expected purchases of certain items, such as aluminum scrap, rolling ingot, and bauxite, whose prices fluctuate with the market price of primary aluminum. Forward sales contracts are used by KACC to effectively lock-in or fix the price that KACC will receive for its shipments. KACC also uses option contracts (i) to establish a minimum price for its product shipments, (ii) to establish a "collar" or range of price for KACC's anticipated sales, and/or (iii) to permit KACC to realize possible upside price movements. As of December 31, 1996, KACC had sold forward, at fixed prices, approximately 70,000 and 93,600 tons of primary aluminum with respect to 1997 and 1998, respectively. As of December 31, 1996, KACC had also purchased put options to establish a minimum price for approximately 202,700 and 52,000 tons with respect to 1997 and 1998, respectively, and had entered into option contracts that established a price range for an additional 165,600 tons with respect to 1998. During January 1997, the Company entered into additional option contracts that establish a price range for 51,500, 60,000 and 51,000 tons with respect to 1997, 1998 and 1999, respectively. During January 1997 KACC also sold forward, at fixed prices, an additional 24,000 tons with respect to 1999.

As of December 31, 1996, KACC had sold forward approximately 90% of the alumina available to it in excess of its projected internal smelting requirements for 1997 and 1998. Virtually all of such 1997 and 1998 sales were made at prices indexed to future prices of primary aluminum.

ENERGY

KACC is exposed to energy price risk from fluctuating prices for fuel oil and natural gas consumed in the production process. Accordingly, KACC from time to time in the ordinary course of business enters into hedging transactions with major suppliers of energy and energy related financial instruments. As of December 31, 1996, KACC had a combination of fixed price purchase and option contracts for the purchase of approximately 40,000 MMBtu of natural gas per day during the first and second quarter of 1997, and for 25,000 MMBtu of natural gas per day for the period July 1997 through December 1998. At December 31, 1996, KACC also held option contracts for an average of 152,000 barrels of fuel oil per month for 1997 and 174,000 barrels of fuel oil per month for 1998.

FOREIGN CURRENCY

KACC enters into forward exchange contracts to hedge material cash commitments to foreign subsidiaries or affiliates. At December 31, 1996, KACC had net forward foreign exchange contracts totaling approximately $81.6 for the purchase of 110.0 Australian dollars from January 1997 through June 1998, in respect of its commitments for 1997 and 1998 expenditures denominated in Australian dollars.

10.   SEGMENT AND GEOGRAPHICAL AREA INFORMATION

The Company's operations are located in many foreign countries, including Australia, Canada, the People's Republic of China, Ghana, Jamaica, and the United Kingdom. Foreign operations in general may be more vulnerable than domestic operations due to a variety of political and other risks. Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 43

Kaiser Aluminum Corporation and Subsidiary Companies

Notes to Consolidated Financial Statements (continued)

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

The aggregate foreign currency gain included in determining net income was $5.3 for the year ended December 31, 1995, and was immaterial in 1996 and 1994.

No single customer accounted for sales in excess of 10% of total revenue in 1996 and 1995. Sales of more than 10% of total revenue to a single customer were $58.2 of bauxite and alumina and $147.7 of aluminum processing for the year ended December 31, 1994, respectively.

Export sales were less than 10% of total revenue during the years ended December 31, 1996, 1995, and 1994, respectively.

Geographical area information relative to operations is summarized as follows:

                                  Year Ended                                    Other
                                December 31,   Domestic  Caribbean   Africa   Foreign   Eliminations      Total
--------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated
   customers                            1996   $1,610.0    $ 201.8  $ 198.3   $ 180.4                  $2,190.5
                                        1995    1,589.5      191.7    239.4     217.2                   2,237.8
                                        1994    1,263.2      169.9    180.0     168.4                   1,781.5

Sales and transfers among               1996               $ 116.9            $ 206.0        $(322.9)
   geographic areas                     1995                  79.6              191.5         (271.1)
                                        1994                  98.7              139.4         (238.1)

Equity in income (losses) of            1996    $    .3                       $   8.5                   $   8.8
   unconsolidated affiliates            1995        (.2)                         19.4                      19.2
                                        1994         .2                          (2.1)                     (1.9)

Operating income (loss)                 1996    $   4.4    $   1.6  $  27.8   $  64.0                   $  97.8
                                        1995       32.0        9.8     83.5      85.3                     210.6
                                        1994     (128.8)       9.9     18.3      44.4                     (56.2)

Investment in and advances to           1996    $    .5    $  25.3            $ 142.6                   $ 168.4
   unconsolidated affiliates            1995        1.2       27.1              149.9                     178.2

Identifiable assets                     1996   $2,136.7    $ 391.2  $ 194.7   $ 211.4                  $2,934.0
                                        1995    2,017.9      381.9    196.5     216.9                   2,813.2





44 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

(In millions of dollars, except share amounts)
--------------------------------------------------------------------------------

Financial information by industry segment at December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995, and 1994, is as follows:

                                                 Year Ended      Bauxite &     Aluminum
                                               December 31,        Alumina   Processing   Corporate       Total
---------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers                    1996        $ 508.0     $1,682.5                $2,190.5
                                                       1995          514.2      1,723.6                 2,237.8
                                                       1994          432.5      1,349.0                 1,781.5

Intersegment sales                                     1996        $ 181.6                              $ 181.6
                                                       1995          159.7                                159.7
                                                       1994          146.8                                146.8

Equity in income (losses) of unconsolidated
   affiliates                                          1996        $   1.7      $   6.7     $    .4     $   8.8
                                                       1995            3.6         15.8         (.2)       19.2
                                                       1994           (4.7)         2.6          .2        (1.9)

Operating income (loss)                                1996        $   1.1      $ 156.5    $  (59.8)    $  97.8
                                                       1995           54.0        238.9       (82.3)      210.6
                                                       1994           19.8         (8.4)      (67.6)      (56.2)

Depreciation                                           1996        $  31.2      $  61.7     $   3.1     $  96.0
                                                       1995           31.1         60.4         2.8        94.3
                                                       1994           33.5         59.1         2.8        95.4

Capital expenditures                                   1996        $  29.9      $ 126.9     $   4.7    $  161.5
                                                       1995           27.3         53.0         8.1        88.4
                                                       1994           28.9         39.9         1.2        70.0

Investment in and advances to unconsolidated
   affiliates                                          1996        $ 121.3      $  46.6     $    .5     $ 168.4
                                                       1995          129.9         47.1         1.2       178.2

Identifiable assets                                    1996        $ 784.6     $1,408.5     $ 740.9    $2,934.0
                                                       1995          746.0      1,341.2       726.0     2,813.2





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 45

Kaiser Aluminum Corporation and Subsidiary Companies

Five-Year Financial Data--Consolidated Balance Sheets

                                                                               December 31,
                                                   -------------------------------------------------------------
(In millions of dollars, except share amounts)         1996           1995         1994        1993        1992
----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                        $  81.3        $  21.9      $  17.6     $  14.7     $  19.1
   Receivables                                        252.4          308.6        199.2       234.7       270.0
   Inventories                                        562.2          525.7        468.0       426.9       439.9
   Prepaid expenses and other current assets          127.8           76.6        158.0        60.7        37.0
                                                   --------       --------     ---------   --------    --------
      Total current assets                          1,023.7          932.8        842.8       737.0       766.0
Investments in and advances to
   unconsolidated affiliates                          168.4          178.2        169.7       183.2       150.1
Property, plant, and equipment-net                  1,168.7        1,109.6      1,133.2     1,163.7     1,066.8
Deferred income taxes                                 264.5          269.1        271.2       210.8
Other assets                                          308.7          323.5        281.2       233.2       189.7
                                                   --------       --------     ---------   --------    --------
      Total                                        $2,934.0       $2,813.2     $2,698.1    $2,527.9    $2,172.6
                                                   ========       ========     ========    ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accruals                     $453.4         $451.2       $439.3      $339.7      $351.4
   Accrued postretirement medical benefit
     obligation-current portion                        50.1           46.8         47.0        47.6
   Payable to affiliates                               97.0           94.2         85.3        62.4        78.4
   Long-term debt-current portion                       8.9            8.9         11.5         8.7        25.9
                                                   --------       --------     ---------   --------    --------
      Total current liabilities                       609.4          601.1        583.1       458.4       455.7
Long-term liabilities                                 458.1          548.5        495.5       501.8       281.7
Accrued postretirement medical benefit
   obligation                                         722.5          734.0        734.9       713.1
Long-term debt                                        953.0          749.2        751.1       720.2       765.1
Minority interests                                    121.7          122.7        116.2       105.0       104.9

Stockholders' equity:
   Preferred stock                                       .4             .4           .6          .2
   Common stock                                          .7             .7           .6          .6          .6
   Additional capital                                 531.1          530.3        527.8       425.9       288.5
   Retained earnings (accumulated deficit)           (460.1)        (459.9)      (502.6)     (375.7)      282.8
   Additional minimum pension liability                (2.8)         (13.8)        (9.1)      (21.6)       (6.7)
                                                   --------       --------     ---------   --------    --------
      Total stockholders' equity                       69.3           57.7         17.3        29.4       565.2
                                                   --------       --------     ---------   --------    --------
      Total                                        $2,934.0       $2,813.2     $2,698.1    $2,527.9    $2,172.6
                                                   ========       ========     ========    ========    ========
Debt-to-capital ratio(1)                               81.2           78.1         82.4        81.3        54.1

(1) Total of long-term debt--current portion and long-term debt (collectively "total debt") as a ratio of total debt, deferred income tax liabilities, minority interests, and stockholders' equity.





46 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT

Five-Year Financial Data--Statements of Consolidated Income (Loss)

Year Ended December 31,
(In millions of dollars, except share amounts)         1996           1995        1994        1993         1992
---------------------------------------------------------------------------------------------------------------
Net sales                                          $2,190.5       $2,237.8    $ 1,781.5    $1,719.1    $1,909.1
                                                   --------       --------    ---------    --------    --------
Costs and expenses:
   Cost of products sold                            1,869.1        1,798.4      1,625.5     1,587.7     1,619.3
   Depreciation                                        96.0           94.3         95.4        97.1        80.3
   Selling, administrative, research and
      development, and general                        127.6          134.5        116.8       121.9       119.6
   Restructuring of operations                                                                 35.8
                                                   --------       --------    ---------    --------    --------
      Total costs and expenses                      2,092.7        2,027.2      1,837.7     1,842.5     1,819.2
                                                   --------       --------    ---------    --------    --------
Operating income (loss)                                97.8          210.6        (56.2)     (123.4)       89.9
Other income (expense):
   Interest expense                                   (93.4)         (93.9)       (88.6)      (84.2)      (78.7)
   Other-net                                           (2.7)         (14.1)        (7.3)        (.9)       20.9
                                                   --------       --------    ---------    --------    --------

Income (loss) before income taxes, minority
   interests, extraordinary loss, and
   cumulative effect of changes in
   accounting principles                                1.7          102.6       (152.1)     (208.5)       32.1
Credit (provision) for income taxes                     9.3          (37.2)        53.8        86.9        (5.3)
Minority interests                                     (2.8)          (5.1)        (3.1)       (1.5)         .1
                                                   --------       --------    ---------    --------    --------
Income (loss) before extraordinary loss and
   cumulative effect of changes in accounting
   principles                                           8.2           60.3       (101.4)     (123.1)       26.9
Extraordinary loss on early extinguishment
   of debt, net of tax benefit of $2.9 and
   $11.2 for 1994 and 1993, respectively                                           (5.4)      (21.8)

Cumulative effect of changes in accounting
   principles, net of tax benefit of $237.7                                                  (507.3)
                                                   --------       --------    ---------    --------    --------
Net income (loss)                                  $    8.2       $   60.3    $  (106.8)   $ (652.2)   $   26.9
                                                   ========       ========    =========    ========    ========
Per common and common equivalent share:
   Net income (loss):
      Primary                                      $    .00       $    .69    $   (2.18)   $ (11.47)   $    .47
      Fully diluted                                                    .72
   Dividends declared                                                                                       .20





                               KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT 47

Kaiser Aluminum Corporation and Subsidiary Companies

Quarterly Financial Data (unaudited)

                                                                                Quarter Ended
                                                               ----------------------------------------------------
(In millions of dollars, except share amounts)                March 31    June 30   September 30    December 31
-------------------------------------------------------------------------------------------------------------------
1996
   Net Sales                                                   $ 531.1    $ 567.6        $ 553.4        $ 538.4
   Operating income                                               40.3       36.6           10.5           10.4
   Net Income (loss)                                               9.9        8.2           (6.6)          (3.3)(1)
   Earnings (loss) per common and common equivalent shares:
      Primary                                                      .11        .09           (.12)          (.08)(1)
   Common stock market price:
      High                                                      16 1/8     15 3/4         12 1/2             12
      Low                                                           12     10 7/8          9 3/4         10 1/8

1995
   Net sales                                                   $ 513.0    $ 583.4        $ 550.3        $ 591.1
   Operating income                                               32.6       63.6           53.2           61.2
   Net income                                                      3.5       23.3           12.5           21.0
   Earnings (loss) per common and common equivalent share:
      Primary                                                     (.03)(2)    .31            .13            .26
      Fully diluted                                                                          .14
   Common stock market price:
      High                                                      11 7/8         14             21         15 3/4
      Low                                                       10 1/8     10 1/2         13 7/8         10 3/4

(1) Includes approximately $17.0 on an after tax basis resulting from settlements of certain tax matters. Excluding these items, primary loss per common and common equivalent share would have been approximately $.32.

(2)   After deduction of $5.3 of dividends on preferred stock from net income.





48 KAISER ALUMINUM CORPORATION 1996 ANNUAL REPORT